Incorporated in the Cayman Islands

FLJ Group Limited

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share **Class A Ordinary**	Par Value **USD 0.0000001**
Date of Record	Certificate Number	% Paid

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

____________________ Director ____________________ Director / Secretary